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                            May 2, 2023

       Pun Leung Liu
       Chief Financial Officer
       YXT.COM Group Holding Limited
       Floor 20, Building 2, No. 209, Zhuyuan Road
       High-tech District, Suzhou,
       Jiangsu, 215011, People   s Republic of China

                                                        Re: YXT.COM Group
Holding Limited
                                                            Amendment No. 6 to
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted April 5,
2023
                                                            CIK No. 0001872090

       Dear Pun Leung Liu:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 6 to Draft Registration Statement on Form F-1

       General

   1. We note that the Company offers corporate learning solutions that are subscription based, non-subscription based,
as well as software developed for others through non-subscription based solutions. Please
tell us the amount of R&D recognized by the Company associated with the development of
each learning solution. Also, please provide the relevant GAAP references supporting
recognition of R&D associated with each learning solution revenue stream.
 Pun Leung Liu
YXT.COM Group Holding Limited
May 2, 2023
Page 2
2.    The Company indicated that    ASC Topic 985-20-25-1 clarifies and
confirms that the costs
      of developing an issuer   s computer software products    are indeed
research and
      development costs    for purposes of ASC Topic 730   . You disclose that
the Company   s
      subscription-based services generally do not provide customers with the right to take possession of the software supporting the platform. Accordingly, it appears that your subscription-based services do not meet the criteria of ASC 985-20-15-5 to be in the scope of ASC 985-20 and would alternatively be in the scope of ASC 350-40. Please further clarify how you have considered the guidance in ASC 350-40 to capitalize or expense costs associated with your subscription based service offering.
3. The Company has disclosed that research and development expenses consist principally of research and development activities including employee-related costs for personnel engaged in content development and technology development, consulting services, rental expenses for office space and other costs associated with product development efforts.
      Please clarify how the Company determined whether such expenses represented cost of revenues or R&D. Please cite the relevant GAAP guidance. In addition, to the extent that you consider content creation to be part of R&D, please describe whether such expenses relate to existing cloud-based learning platform subscriptions and clarify if the company considers such expenses to be cost of revenues or R&D, citing the relevant GAAP guidance.
       Please contact Asaf Barouk, Attorney Advisor, at 202-551-4029 with any questions about the above. You may contact Christine Dietz, Senior Staff Accountant, at (202) 551-3408 if you
have questions regarding comments on the financial statements and related matters. Please contact Alexandra Barone, Staff Attorney, at (202) 551-8816 or Jan Woo, Legal Branch Chief, at
(202) 551-3453 with any other questions.



                                                          Sincerely,
FirstName LastNamePun Leung Liu
                                                          Division of
Corporation Finance
Comapany NameYXT.COM Group Holding Limited
                                                          Office of Technology
May 2, 2023 Page 2
cc:       Li He
FirstName LastName